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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-27123


         (Check One)

         [_] Form 10-K and Form 10-KSB  [_] Form 11-K

         [_] Form 20-F   [X] Form 10-Q and Form 10-QSB   [_] Form N-SAR

         For period ended: September 30, 2002

         [_] Transition Report on Form 10-K and Form 10-KSB

         [_] Transition Report on Form 20-F

         [_] Transition Report on Form 11-K

         [_] Transition Report on Form 10-Q and Form 10-QSB

         [_] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant:   SureCare, Inc.

Former name if applicable: MediQuik Services Inc.

Address of principal executive office:  4299 San Felipe, Suite 300
                                           (Street and number)

City, state and zip code:  Houston, Texas 77027


                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

[X]

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         SureCare, Inc. was not able to file its 10-QSB within the prescribed time period because of delays in connection with closing its books for the fiscal quarter and completing the review by the Registrant's independent auditor as required by Item 310(b) of Regulation S-B. The delays are the result of a significant continuing capital transaction described in the Registrant's Form

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SB-2/A filed July 25, 2002 and Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2002.



                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Lawrence E. Wilson                        (713) 222-6025
             (Name)                         (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                           [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes   [ ] No

      SureCare expects to report sales for the three months ended September 30, 2002 of approximately $272,000 compared to sales of $690,000 for the same period of 2001. Cost of goods sold is expected to be approximately $133,000 and other expenses are expected to be approximately $329,000 for the current period compared to $453,000 and $416,451, respectively, for the same period in the prior year, as a result of the cost saving measures implemented by MediQuik.


                                 SURECARE, INC.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 15, 2002                   By: /s/ Grant M. Gables
                                               --------------------------
                                               Grant M. Gables, President